SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001-70 - NIRE 29300006939
MINUTES OF THE 503TH. BOARD OF DIRECTORS MEETING

HELD ON JUNE 22, 2005

On the twenty-second day (22nd.) of the month of June in the year of two thousand and five, at 2 p.m., at the offices of the Company, located at Avenida das Nações Unidas, n° 4.777, CEP. 05.477-000, São Paulo/SP, the five-hundredth and third (503rd) BRASKEM S.A’s Board of Directors Meeting was held, being attended by the below undersigned Board Members: Board Member Francisco Teixeira de Sá, as well as his respective alternate were absent, having been replaced by Board Member Ruy Lemos Sampaio, as per the letter of representation received previously, and in compliance with the procedures envisaged in the Company’s Bylaws. In attendance were also the Chief Executive Officer, José Carlos Grubisich Filho, the Executive Officers Mauricio Ferro, Paul Altit, Roberto Ramos and Roberto Simões, Mr. Jayme Fonseca, Sergio Thiesen, the Board of Directors Secretary, Mr. Nelson Raso and Ms. Ana Patrícia Soares Nogueira. Board Member Pedro Augusto Ribeiro Novis chaired the meeting and Ms. Ana Patrícia Soares Nogueira was its secretary. AGENDA: I) Subjects for deliberation: The following resolutions were unanimously adopted: 1) PROPOSALS FOR DELIBERATION (“PD”) –after due analysis of their terms and associated documents, the following Proposals For Deliberation were approved, which had been previously presented by the Board of Executive Officers for the cognizance of the members of the Board of Directors, as envisaged in its Internal Regulation, and the copies thereof having been properly filed at the Company’s headquarters: a) PD. CA/BAK-10/2005 – Adaptation to the requirements formulated in the “Sarbanes Oxley Act” (SOX), in order to approve (i) the proposal to change the Internal Regulation of the Board of Directors as per the proposal previously presented by the Executive Officers, pursuant Annex 1 to PD.CA/BAK-10/2005, and further contributions and observations made by the Fiscal Council, the final version whereof, after having been presented for the cognizance of all the Board Members present, was filed at the Company’s headquarters; (ii) the “Pre-Approval Policy for the Engagement of Services that may be rendered by Independent Accountants”, pursuant Annex 2 appended to this PD, abiding by the contributions made by the members of the Fiscal Council, forwarded when the meeting of the Fiscal Council was held on June 15, 2005, the final version whereof was provided for the cognizance of all, and filed at the Company’s headquarters, the responsibility for its applicability, supervision and updating was assigned to the Company’s Fiscal Council; b) PD.CA/BAK-11/2005 – Engagement of the Services of Independent Accountants, in order to ratify the selection of PricewaterhouseCoopers Auditores Independentes (PWC) as the external Independent Accountants for Braskem, and to authorize the Executive Officers to engage the services of PWC to accomplish auditing services regarding the annual and quarterly balance sheets for the year 2005 (BR GAAP and US GAAP); c) PD.CA/BAK-12/2005 – Association with Petrobrás Química S.A. – Petroquisa, which, in compliance with the contributions and suggestions made by the Company’s Investment Committee to the respective PD, approved (i) the “Feasibility Report” as defined by the respective PD; (ii) the implementation of the “Paulínia Project”,as per the definition of the respective PD; and (iii) the incorporation of a new company which will serve as the joint venture between Braskem and Petroquisa, authorizing Braskem’s Executive Officers to celebrate any documents, notices, and agreements that may be needed for the faithful implementation of the Paulínea Project; d) PD.CA/BAK-13/2005 – Investment into an Integrated Information System in order to authorize the execution of the “ERP Project”, as per its definition in the respective PD, with the engagement of the services of the necessary company(ies), preceded by a specific audit to be carried out by Ernst &Young as per the Executive Summary appended as Annex I to the respective PD, there having been recorded the observations and recommendations made by the Board Members; and e) PD.CA/BAK-14/2005 – Investment to be Made in the PVC-Camaçari Unit in order to approve the investment to acquire advance technology as envisaged in Braskem’s Business Plan 2005-2009, and pursuant the Executive Summary which is an appurtenant to the respective PD, intended to treat the gaseous emissions originating from the PVC plant in Camaçari, so as to insure the continued adequacy by Braskem to the intended environmental requirements; f) PD.CA/BAK-15/2005 –Modernization of the Polymerization Reactors at the PVC-Camaçari Unit, in order to approve the investment to acquire advanced technology so as to insure the operability, trustworthiness and competitiveness of all the polymerization reactors used at Braskem’s Camaçari PVC Unit according to the presentation and justifications found in Annex 1 appended to the respective PD; g) PD.CA/BAK-16/2005 – Amendment and Exchange of Instruments of Indebtedness Issued on the International Market in order to allow the Executive Officers to celebrate any documents, notices and agreements that may be needed for the faithful implementation of the amendment and the exchange of the instruments of indebtedness on the international financial market, as per the reasons and terms that have been described in the respective PD; h) PD.CA/BAK-17/2005 – Financing of Investments Through Credit Obtained from the BNDES, in order to be able to authorize Braskem’s Executive Officers to (i) enter into a credit facility with BNDES in the amount of R$384.623.077,66 (three hundred and eighty-four million, six hundred and twenty-three thousand, seventy-seven reais and sixty-six centavos), in the quality of borrower; and (ii) to sign all and any documents related to the Operation, as described in the respective PD, including the Finance Agreements by Opening up Credit Facilities nos. 05.2.0249.1, 05.2.0250.1 and 05.2.0251.1; i) PD.CA/BAK-18/2005 – Ratification of the Rate Regarding the 13th. Debenture Issuance, in order to approve the compensation to be paid for the Debentures, the issuance of which has been approved during the 501st. Board of Directors Meeting held on April 13, 2005, in the amount of 104.1% (one hundred and four and one tenth of one percent) of the cumulative daily rates for the over extra group DIs (Interfinance One Day Deposits), computed and disclosed by CETIP, based on 252 days, and expressed as percentages per year, taking into account the results obtained in the bookbuilding process. Thus, the powers of the Executive Officers were ratified to celebrate amendments to the Issuance Deed, as well as any other documents that may become necessary to implement said issuance. II) Matters for Cognizance: A presentation was made of the results accomplished by the Chief Executive Officer up to May, 2005. III) Matters of Interest to the Company: Nothing to record; IV) CLOSING OF THE AGENDA: There being nothing else to discuss, these minutes were drafted which, after being read, discussed, and found to be in order, will be signed by all the Board Members present, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, June 22, 2005 (Signatures: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho - Vice-President; Alvaro Pereira Novis; André Tapajós Cunha; Francisco Teixeira de Sá (pp/ Ruy Lemos Sampaio); José de Freitas Mascarenhas; Kuniyuki Terabe; Luiz Fernando Cirne Lima; Maria Roma de Freitas; Newton Sergio de Souza; Patrick Horbach Fairon].

Conforms to the original recorded on the specific book.

Ana Patrícia Soares Nogueira
Secretary

Headquarters-Plant : Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 632.5102 Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, n– 309, 13– andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476 Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088 São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11)3443-9999 – Fax (11)3023-0420.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer